SEC FILE NUMBER 000-56285

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

GPB Automotive Portfolio, LP
Full Name of Registrant

Former Name if Applicable

535 W. 24th Street, 6th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10011
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

GPB Automotive Portfolio, LP (the “Partnership”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”).  The compilation, dissemination and review of the information required to be presented in the Form 10-K has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the Partnership. The Partnership expects that the Form 10-K, along with the audited financial statements for the year ended December 31, 2021, will be filed within the prescribed period provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Evan Cutler, Chief Financial Officer	(877)	489-8484
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s). Yes ☒      No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes ☒            No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a summary of anticipated changes in results of operations for the year ended December 31, 2021 compared to December 31, 2020, please see below.

For the years ended December 31, 2021 and 2020, the Partnership generated revenues of approximately $1,855.5 million and $2,377.2 million, respectively. The decrease in revenue was attributable to dispositions of dealerships. Operating expenses decreased by approximately $357.1 million in 2021 compared to 2020 primarily due to a $313.4 million gain on the sale of dealerships, property and equipment as a result of the disposition of dealerships and real estate in 2021. Net income was approximately $351.9 million for the year ended December 31, 2021, as compared to a $7.4 million net loss for the year ended December 31, 2020. This increase in net income is primarily explained by the increase in operating income of approximately $327.6 million primarily due to the decrease in operating expenses.

GPB Automotive Portfolio, LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ Robert Chmiel
Robert Chmiel, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).